[AXIS CAPITAL HOLDINGS LIMITED LETTERHEAD]

May 19, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter Dated May 11, 2010 re: AXIS Capital Holdings Limited Form 10-K for Fiscal Year Ended December 31, 2009; File No. 001-31721

Dear Mr. Rosenberg:

This letter is in response to your correspondence dated May 11, 2010 concerning the filing listed above for AXIS Capital Holdings Limited. In that letter, you asked that we respond within 10 business days or advise the staff when we will respond. This letter serves as our notice to you that we expect to provide our response no later than June 9, 2010. In the meantime, please do not hesitate to contact me. I can be reached at (441) 405-2695.

Sincerely,

/s/ David B. Greenfield
David B. Greenfield